Sentage Holding Inc.

501, Platinum Tower 233 Taicang Road

HuangPu, Shanghai City 200001, People’s Republic of China

November 20, 2023

VIA EDGAR

Ms. Aisha Adegbuyi

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Re:	Sentage Holdings Inc.
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022
Response dated October 18, 2023
File No. 001-40580

Dear Ms. Adegbuyi:

This letter is in response to the letter dated November 3, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Sentage Holdings Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

Dividends and Distributions, page 51

1.	We note the proposed revised disclosure you provided in your most recent letter, in response to Comment 4 from our letter dated August 31, 2023. We note that the proposed revised disclosure discusses several cash distributions between Sentage HK, the WFOE and other entities. However, in the disclosure in this section of the 20-F, you state that the only cash transfer in 2022, 2021 and 2020 was the transfer of the IPO proceeds. Please tell us the circumstances that resulted in the discovery of the additional cash transfers in 2021 between Sentage HK, the WFOE and other related entities.

RESPONSE: We acknowledge the Staff’s comment. In the 20-F, our disclosure was limited to only cash and asset transfers between (i) the Company, on one side, and (ii) its subsidiaries and the VIEs, on the other side. In the proposed revised disclosure in response to Comment 4 from the Staff’s letter dated August 31, 2023, we expanded the disclosures to include transfers between the Company’s subsidiaries and the VIEs. Such changes were not due to discovery of any additional cash or asset transfers. We undertake the responsibility to provide complete disclosure regarding transfers among our constituents in future filings.

2.	We note that on page 51, you make reference to an entity called Golden Sun Cayman. You make a similar reference in your response to prior comment 2 of our August 31, 2023 letter. In reviewing your prior filings, including the F-1 filed for your initial public offering, you have not previously disclosed any relationship to Golden Sun. Please tell us about any and all connections between Sentage, any of its related parties or affiliates, and Golden Sun.

RESPONSE: We acknowledge the Staff’s comment and apologize for inadvertently including the wrong entity in the 20-F. We respectfully advise the Staff that there is no relationship among the Company, its related parties and affiliates with such entity. We will use the correct name, “Sentage Holdings”, in our future filings.

Item 5. Operating and Financial Review and Prospects

Operating expenses, page 97

3.	Please refer to prior comment 1. Please tell us, and revise future filings to disclose, the quantitative amount of each individually significant component of your total selling, general and administrative expenses for the fiscal year 2022 and 2021 periods presented in the Form 20-F. Please provide us with a draft of your proposed disclosure.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we will provide the required disclosures per the Staff’s comment in future filings. Please see a draft of our proposed disclosure, as follows:

Our selling, general and administrative expenses mainly consisted of professional expenses (including audit expense, legal expense, printer expense, Nasdaq annual fees, etc.), employee compensations, rental expenses, and other expenses such as travel expenses, entertainment expenses, etc.

	2022		2021		Fluctuation
	Amount	%	Amount	%	Amount	%
Summary selling, general and administrative expenses:
Professional expenses	1,567,007	57.7	2,110,901	70.2	(543,894)	(25.8)
Employee compensation	920,739	33.9	759,555	25.3	161,184	21.2
Rental expenses	140,664	5.2	21,395	0.7	119,269	557.5
Other expenses	86,136	3.2	115,008	3.8	(28,872)	(25.1)
Total selling, general and administrative expenses	2,714,546	100	3,006,859	100	(292,313)	(9.7)

For the fiscal years ended December 31, 2022 and 2021, our selling, general and administrative expenses amounted to $2,714,546 and $3,006,859, respectively. For fiscal year 2022, there was a decrease of $292,313, or 9.7%, as compared with fiscal year 2021. The decrease was primarily attributable to the following: (i) a decrease in the professional fees of $543,894 from $2,110,901 in fiscal year 2021 to $1,567,007 in fiscal year 2022, due to the fact that the Company incurred a one-time professional fees in relation to its initial public offering in fiscal year 2021; (ii) an increase of $161,184 from $759,555 in fiscal year 2021 to $920,739 in fiscal year 2022 in employee compensation, such as basic salaries, social insurance, and remuneration for the Company’s directors, which the Company did not incur prior to its initial public offering in fiscal year 2021; (iii) an increase in rental expenses of $119,269 from $21,395 in fiscal year 2021 to $140,664 in fiscal year 2022, due to the new lease contracts signed in October 2021; (v) a decrease of $28,872 from $115,008 in fiscal year 2021 to $86,136 in fiscal year 2022 in the other expenses, such as office expense, R&D expenditure, and travel expense, as a result of decreased business activities, due to COVID-19 lock-downs in fiscal year 2022.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Sincerely,

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC